                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                               -----------------


                                  SCHEDULE 13D
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)




                              eLoyalty Corporation

                            ------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share


                     --------------------------------------
                         (Title of Class of Securities)


                                   290151307
                                 (CUSIP Number)

                                Carla S. Newell
                       c/o Technology Crossover Ventures
                               528 Ramona Street
                          Palo Alto, California 94301
                                 (650) 614-8200


         --------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                    COPY TO:


                                  Peter Kerman
                                Latham & Watkins
                             135 Commonwealth Drive
                       Menlo Park, California 94025-1105
                                 (650) 328-4600

                               December 19, 2001
         --------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

                                  SCHEDULE 13D

--------------------                                        --------------------
 CUSIP No. 290151307                                          Page 1 of 16 Pages
--------------------                                        --------------------

  (1)     Name of Reporting Person

               TCV IV, L.P.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

               AF, OO

          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE

          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      2,035,518 SHARES OF COMMON STOCK (A)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       -0- SHARES OF COMMON STOCK
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     2,035,518 SHARES OF COMMON STOCK (A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               2,035,518 SHARES OF COMMON STOCK (A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                           [X]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

               20.0%

          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               PN

          ---------------------------------------------------------------------
(A) Please see Item 5.

                                  SCHEDULE 13D

--------------------                                        --------------------
 CUSIP No. 290151307                                          Page 2 of 16 Pages
--------------------                                        --------------------

  (1)     Name of Reporting Person

               TCV IV STRATEGIC PARTNERS, L.P.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

               AF, OO

          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                       [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE

          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      76,544 SHARES OF COMMON STOCK (A)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       -0- SHARES OF COMMON STOCK
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     76,544 SHARES OF COMMON STOCK (A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               76,544 SHARES OF COMMON STOCK (A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [X]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

               0.8%

          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               PN

          ---------------------------------------------------------------------
(A) Please see Item 5.

                                  SCHEDULE 13D

--------------------                                        --------------------
 CUSIP No. 290151307                                          Page 3 of 16 Pages
--------------------                                        --------------------

  (1)     Name of Reporting Person

               TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

               AF, OO

          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                     [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE

          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      2,112,062 SHARES OF COMMON STOCK(A)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       -0- SHARES OF COMMON STOCK
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     2,112,062 SHARES OF COMMON STOCK(A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               2,112,062 SHARES OF COMMON STOCK (A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [ ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

               20.7%

          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               OO

          ---------------------------------------------------------------------
(A) Please see Item 5.

                                  SCHEDULE 13D

--------------------                                        --------------------
 CUSIP No. 290151307                                          Page 4 of 16 Pages
--------------------                                        --------------------

  (1)     Name of Reporting Person

               TCV III (GP)
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

              AF, OO

          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE

          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      3,657 SHARES OF COMMON STOCK (A)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       -0- SHARES OF COMMON STOCK
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     3,657 SHARES OF COMMON STOCK (A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               3,657 SHARES OF COMMON STOCK(A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [X]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

               less than 0.1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

              PN
          ---------------------------------------------------------------------
(A) Please see Item 5.

                                  SCHEDULE 13D

--------------------                                        --------------------
 CUSIP No. 290151307                                          Page 5 of 16 Pages
--------------------                                        --------------------

  (1)     Name of Reporting Person

               TCV III, L.P.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

             AF, OO

          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE

          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      17,375 SHARES OF COMMON STOCK (A)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       -0- SHARES OF COMMON STOCK
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     17,375 SHARES OF COMMON STOCK (A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               17,375 SHARES OF COMMON STOCK (A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [X]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

               0.2%

          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               PN

          ---------------------------------------------------------------------
(A) Please see Item 5.

                                    SCHEDULE 13D

--------------------                                        --------------------
 CUSIP No. 290151307                                          Page 6 of 16 Pages
--------------------                                        --------------------

  (1)     Name of Reporting Person

               TCV III (Q), L.P.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

              AF, OO

          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE

          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      461,840 SHARES OF COMMON STOCK (A)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       -0- SHARES OF COMMON STOCK
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     461,840 SHARES OF COMMON STOCK (A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               461,840 SHARES OF COMMON STOCK (A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [X]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)


               4.5%

          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               PN

          ---------------------------------------------------------------------
(A) Please see Item 5.

                                  SCHEDULE 13D

--------------------                                        --------------------
 CUSIP No. 290151307                                          Page 7 of 16 Pages
--------------------                                        --------------------

  (1)     Name of Reporting Person

               TCV III STRATEGIC PARTNERS, L.P.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

              AF, OO

          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE

          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      20,907 SHARES OF COMMON STOCK (A)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       -0- SHARES OF COMMON STOCK
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     20,907 SHARES OF COMMON STOCK (A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               20,907 SHARES OF COMMON STOCK (A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [X]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

               0.2%

          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               PN

          ---------------------------------------------------------------------
(A) Please see Item 5.

                                  SCHEDULE 13D

--------------------                                        --------------------
 CUSIP No. 290151307                                          Page 8 of 16 Pages
--------------------                                        --------------------

  (1)     Name of Reporting Person

               TECHNOLOGY CROSSOVER MANAGEMENT III, L.L.C.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

              AF, OO

          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE

          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      503,779 SHARES OF COMMON STOCK(A)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       -0- SHARES OF COMMON STOCK
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     503,779 SHARES OF COMMON STOCK(A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               503,779 SHARES OF COMMON STOCK (A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [ ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

               4.9%

          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               OO

          ---------------------------------------------------------------------
(A) Please see Item 5.

                                  SCHEDULE 13D

--------------------                                        --------------------
 CUSIP No. 290151307                                          Page 9 of 16 Pages
--------------------                                        --------------------

  (1)     Name of Reporting Person

               JAY C. HOAG
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

               AF,OO

          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE

          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      -0- SHARES OF COMMON STOCK
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       2,615,841 SHARES OF COMMON STOCK(A)
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     2,615,841 SHARES OF COMMON STOCK (A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0-SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               2,615,841 SHARES OF COMMON STOCK (A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [ ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)


               25.7%

          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               IN

          ---------------------------------------------------------------------
(A) Please see Item 5.

                                  SCHEDULE 13D

--------------------                                        --------------------
CUSIP No. 290151307                                          Page 10 of 16 Pages
--------------------                                        --------------------

  (1)     Name of Reporting Person

               RICHARD H. KIMBALL
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

               AF,OO

          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE

          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      -0- SHARES OF COMMON STOCK
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       2,615,841 SHARES OF COMMON STOCK (A)
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     2,615,841 SHARES OF COMMON STOCK (A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0-SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               2,615,841 SHARES OF COMMON STOCK (A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [ ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

               25.7%

          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               IN

          ---------------------------------------------------------------------
(A) Please see Item 5.

Item 1.  Security and Issuer.

            This statement relates to shares of common stock, par value $0.01 per share (the "Common Stock"), of eLoyalty Corporation, a Delaware corporation ("eLoyalty" or the "Company"). The Company's principal executive offices are located at 150 Field Drive, Suite 250, Lake Forest, Illinois 60045. All share numbers in this Schedule 13D give effect to the 1-for-10 reverse stock split effected by the Company on December 19, 2001.

Item 2.  Identity and Background.

            (a)-(c), (f). This statement is being filed by (1) TCV IV, L.P., a Delaware limited partnership ("TCV IV"), (2) TCV IV Strategic Partners, L.P., a Delaware limited partnership ("Strategic Partners IV"), (3) Technology Crossover Management IV, L.L.C., a Delaware limited liability company ("Management IV"),
(4) TCV III (GP), a Delaware general partnership ("TCV III (GP)"), (5) TCV III, L.P., a Delaware limited partnership ("TCV III"), (6) TCV III (Q), L.P., a Delaware limited partnership ("TCV III (Q)"), (7) TCV III Strategic Partners, L.P., a Delaware limited partnership ("Strategic Partners III"), (8) Technology Crossover Management III, L.L.C., a Delaware limited liability company ("Management III"), (9) Jay C. Hoag ("Mr. Hoag") and (10) Richard H. Kimball ("Mr. Kimball"). TCV IV, Strategic Partners IV, Management IV, TCV III (GP), TCV III, TCV III (Q), Strategic Partners III, Management III, Mr. Hoag and Mr. Kimball are sometimes collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.

            TCV IV, Strategic Partners IV, Management IV, TCV III (GP), TCV III, TCV III (Q), Strategic Partners III and Management III are each principally engaged in the business of investing in securities of the Company and other companies. Management IV is the general partner of TCV IV and Strategic Partners
IV. Management III is the managing general partner of TCV III (GP) and the sole general partner of TCV III, TCV III (Q) and Strategic Partners III. The address of the principal business and office of each of TCV IV, Strategic Partners IV, Management IV, TCV III (GP), TCV III, TCV III (Q), Strategic Partners III and Management III is 528 Ramona Street, Palo Alto, California 94301.

            Mr. Hoag and Mr. Kimball are the managing members of Management IV and Management III. Mr. Hoag and Mr. Kimball are each United States citizens, and the present principal occupation or employment of each is as a managing member of Management IV, Management III and related entities. The business address of each of Mr. Hoag and Mr. Kimball is 528 Ramona Street, Palo Alto, California 94301.

            (d), (e). During the last five years, none of TCV IV, Strategic Partners IV, Management IV, TCV III (GP), TCV III, TCV III (Q), Strategic Partners III, Management III, Mr. Hoag or Mr. Kimball has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

        From April 27, 1999 through May 4, 1999, TCV III (GP), TCV III, TCV III
(Q) and Strategic Partners III purchased the following shares of the common stock of Technology Solutions Company ("TSC") in the open market for an average weighted per share purchase price of $79.97 (the "TSC Initial Shares"):

Name                         Shares Acquired
-----------                  ---------------
TCV III (GP)                 20
TCV III                      99
TCV III (Q)                  2,635


                              Page 11 of 16 Pages

Strategic Partners III       119

The source of funds for the acquisition of the TSC Initial Shares by TCV III
(GP), TCV III, TCV III (Q) and Strategic Partners III was capital contributions from their respective partners.

        Pursuant to the terms of the Common Stock Purchase and Sale Agreement, dated as of August 13, 1999 (the "August Purchase Agreement"), by and among TSC, the Company, TCV III (GP), TCV III, TCV III (Q), Strategic Partners III and the other persons listed on the signature pages thereto, TSC issued and sold to the Reporting Persons, and the Reporting Persons purchased from TSC, the following shares of the common stock of TSC in a private placement for a per share purchase price of $90.13 (the "TSC Private Placement Shares"):

Name                         Shares Acquired
-----                        ---------------
TCV III (GP)                 181
TCV III                      862
TCV III (Q)                  22,918
Strategic Partners III       1,037

The source of funds for the acquisition of the TSC Private Placement Shares by TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III was capital contributions from their respective partners.

        On August 27, 1999, TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III purchased the following shares of the common stock of TSC in the open market for an average weighted per share purchase price of $120.63 (the "TSC Subsequent Shares"):

Name                         Shares Acquired
-----                        ---------------
TCV III (GP)                 108
TCV III                      517
TCV III (Q)                  13,751
Strategic Partners III       622

The source of funds for the acquisition of the TSC Subsequent Shares by TCV III
(GP), TCV III, TCV III (Q) and Strategic Partners III was capital contributions from their respective partners.

        In connection with the spinoff of the Company from TSC completed on February 15, 2000 (the "Spinoff"), each stockholder of TSC received one share of Common Stock for each share of common stock of TSC. One share of Common Stock was received for each TSC Initial Share, TSC Private Placement Share and TSC Subsequent Share. The shares of Common Stock received in connection with the Spinoff are referred to herein as the "TSC Shares."

        Immediately prior to the Spinoff on February 15, 2000, TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III purchased the following shares of Common Stock in a private placement for a per share purchase price of $33.10 (the "2000 Private Placement Shares"):

Name                         Shares Acquired
-----                        ---------------
TCV III (GP)                 922
TCV III                      4,380
TCV III (Q)                  116,424
Strategic Partners III       5,272

The source of funds for the acquisition of the 2000 Private Placement Shares by TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III was capital contributions from their respective partners.

        Pursuant to the terms of the Common Stock Purchase Agreement, dated as of May 26, 2000 (the "May Purchase Agreement"), by and among the Company, TCV IV, Strategic Partners IV, TCV III (GP), TCV III, TCV III (Q), Strategic Partners III and the other persons listed on the signature pages thereto, the Company issued and sold to the Reporting Persons, and the Reporting Persons purchased from the Company, the following shares of Common Stock for a per share purchase price of $135.00 (the "May Shares"):

Name                         Shares Acquired
-----                        ---------------
TCV IV                       183,051
Strategic Partners IV        6,948
TCV III (GP)                 72
TCV III                      344
TCV III (Q)                  9,167
Strategic Partners III       415


The source of funds for the acquisition of the May Shares by TCV IV, Strategic Partners IV, TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III was capital contributions from their respective partners.

        From August 10, 2000 through June 5, 2001, TCV IV and Strategic Partners IV purchased the following shares of Common Stock in the open market for an average weighted per share purchase price of $65.80 and TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III purchased the following shares of Common Stock in the open market for an average weighted per share purchase price of $96.85 (the "Market Shares" and, collectively with the TSC Shares, the 2000 Private Placement Shares and the May Shares, the "Shares"):


                              Page 12 of 16 Pages

Name                         Shares Acquired
-----                        ---------------
TCV IV                       350,794
Strategic Partners IV        13,080
TCV III (GP)                 67
TCV III                      320
TCV III (Q)                  8,522
Strategic Partners III       384


The source of funds for the acquisition of the Market Shares by TCV IV, Strategic Partners IV, TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III was capital contributions from their respective partners.

        Pursuant to the terms of the Share Purchase Agreement, dated as of September 24, 2001 (the "September Purchase Agreement"), by and among the Company, TCV IV, Strategic Partners IV, TCV III (GP), TCV III, TCV III (Q), Strategic Partners III and the other persons listed on the signature pages thereto, the Company issued and sold to the Reporting Persons, and the Reporting Persons purchased from the Company, the following shares of the Company's 7% Series B Convertible Preferred Stock (the "Preferred Stock") for a per share purchase price of $5.10 (the "Preferred Shares" and, collectively with the Common Shares, the "Shares"):

Name                         Shares Acquired
-----                        ---------------
TCV IV                       1,501,673
Strategic Partners IV        56,516
TCV III (GP)                 2,285
TCV III                      10,852
TCV III (Q)                  288,422
Strategic Partners III       13,057

The Preferred Shares are convertible into shares of Common Stock on a share-for-share basis, subject to adjustment for stock splits, combinations and similar events, at any time after the six-month anniversary of the original date of issuance of the Preferred Shares. The rights, preferences, privileges, restrictions and other matters relating to the Preferred Stock are set forth in the form of Certificate of Designations of Series B Convertible Preferred Stock (the "Certificate of Designations"). The source of funds for the acquisition of the Preferred Shares by TCV IV, Strategic Partners IV, TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III was capital contributions from their respective partners.

Item 4.  Purpose of Transaction.

Investor Rights Agreement


                              Page 13 of 16 Pages

        Pursuant to the May Purchase Agreement, the Company, TCV III (GP),
TCV III, TCV III (Q), Strategic Partners III, TCV IV and Strategic Partners IV entered into an Investor Rights Agreement, dated as of May 26, 2000. Pursuant to the September Purchase Agreement, the Investor Rights Agreement was restated in the form of the Amended and Restated Investor Rights Agreement, dated as of December 19, 2001 (the "Investor Rights Agreement"). Pursuant to the Investor Rights Agreement, the Company has agreed to register the Common Shares and the shares of Common Stock issuable upon conversion of the Preferred Shares, subject to certain exceptions. The Company is obligated to pay all expenses incurred in connection with such registrations (other than underwriting discounts, selling commissions and stock transfer taxes). The Company has agreed to indemnify the Reporting Persons and related persons against certain liabilities under the securities laws in connection with the sale of securities under such registrations.

Amendment to Rights Agreement

            In connection with the September Purchase Agreement, the Company amended the Rights Agreement, dated as of March 17, 2000, by and between the Company and Mellon Investor Services LLC (the "Rights Agreement Amendment").

            The Reporting Persons acquired the Shares for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, investigate, evaluate, discuss, negotiate or agree to acquire and so acquire additional shares of Common Stock, Preferred Stock or other equity securities of the Company in the open market, in privately negotiated transactions from the Company or third parties, or otherwise and/or investigate, evaluate, discuss, negotiate or agree to sell, exchange or dispose of and so sell, exchange or dispose of all or a portion of the Shares and/or Common Stock issued upon conversion of the Shares in the open market, in privately negotiated transactions, in change of control transactions or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the following: the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

            Mr. Hoag is a member of the Board of Directors of the Company.

            Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

            (a), (b). As of the close of business on December 19, 2001, TCV IV, Strategic Partners IV, TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III owned directly an aggregate of 2,615,841 Shares as follows:

------------------------------------------------------------------------------------
Name of Investor      Number of Total Shares    Percentage of Outstanding Shares (a)
------------------------------------------------------------------------------------
TCV IV                       2,035,518             20.0%
------------------------------------------------------------------------------------
Strategic Partners IV           76,544             0.8%
------------------------------------------------------------------------------------
TCV III (GP)                     3,657             less than 0.1%
------------------------------------------------------------------------------------
TCV III                         17,375             0.2%
------------------------------------------------------------------------------------
TCV III (Q)                    461,840             4.5%
------------------------------------------------------------------------------------
Strategic Partners III          20,907             0.2%
------------------------------------------------------------------------------------


(a) Based on 5,629,661 shares of Common Stock outstanding as of the close of business on December 19, 2001 and assuming the conversion into shares of Common Stock of 4,562,372 shares of Preferred Stock outstanding as of the close of business on December 19, 2001.


                              Page 14 of 16 Pages

Each of TCV IV and Strategic Partners IV has the sole power to dispose or direct the disposition of the Shares held by it and to direct the vote of such Shares. Management IV is the general partner of TCV IV and Strategic Partners IV and in such capacity may be deemed to have the sole power to dispose or direct the disposition of the Shares held by such entities and to direct the vote of such Shares. Management IV disclaims beneficial ownership of the securities owned by TCV IV and Strategic Partners IV except to the extent of its pecuniary interest therein.

            Each of TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III has the sole power to dispose or direct the disposition of the Shares held by it and to direct the vote of such Shares. Management III is the managing general partner of TCV III (GP) and the sole general partner of each of TCV III, TCV III (Q) and Strategic Partners III and in such capacity may be deemed to have the sole power to dispose or direct the disposition of the Shares held by such entities and to direct the vote of such Shares. Management III disclaims beneficial ownership of the securities owned by TCV III (GP), TCV III, TCV III
(Q) and Strategic Partners III except to the extent of its pecuniary interest therein.

            Messrs. Hoag and Kimball are the managing members of Management III and Management IV. Under the operating agreements of Management III and Management IV, each of Messrs. Hoag and Kimball have the independent power to cause the funds managed by Management III and Management IV to buy and sell securities of publicly traded portfolio companies, however, in general, they must act by unanimous consent with respect to all other matters, including directing the voting of such securities. As a result, each of Messrs. Hoag and Kimball may be deemed to each have the sole power to dispose or direct the disposition of the Shares held by TCV IV, Strategic Partners IV, TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III and the shared power to direct the vote of such Shares. Messrs. Hoag and Kimball disclaim beneficial ownership of the securities owned by TCV IV, Strategic Partners IV, TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III except to the extent of their pecuniary interest therein.

            The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.

            Except as set forth in this Item 5(a) - (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.

            (c). Except as set forth herein, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

            (d). Not applicable.

            (e). Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Items 3 and 4 above summarize certain provisions of the August Purchase Agreeement, the May Purchase Agreement, the September Purchase Agreement, the Certificate of Designations, the Investor Rights Agreement and the Rights Agreement Amendment. The August Purchase Agreement is incorporated herein by reference to Exhibit 10.3 to the Registration Statement on Form S-1 of the Company (Registration No. 333-94293). The May Purchase Agreement is incorporated herein by reference to Exhibit 10.1 to the Report on Form 10-Q of the Company for the quarter ended June 30, 2000. The September Purchase Agreement is incorporated herein by reference to Exhibit 10.1 to the Report on Form 8-K of the Company dated September 25, 2001. The form of Certificate of Designations is incorporated herein by reference to Exhibit 4.1 to the Report on Form 8-K of the Company dated September 25, 2001. The form of Investor Rights Agreement is incorporated herein by reference to Exhibit 10.2 to the Report on Form 8-K of the Company dated September 25, 2001. The Rights Agreement Amendment is incorporated herein by reference to Exhibit 4.2 to the Report on Form 8-K of the Company dated September 25, 2001.

Item 7.  Material to be Filed as Exhibits.


                              Page 15 of 16 Pages

               Exhibit 1 Joint Filing Agreement, dated as of December 28, 2001, by and among TCV IV, L.P., TCV IV Strategic Partners L.P., Technology Crossover Management IV, L.L.C., TCV III (GP), TCV III L.P., TCV III (Q), L.P., TCV III Strategic Partners, L.P., Technology Crossover Management III, L.L.C. Jay C. Hoag and Richard H. Kimball.

               Exhibit 2 Common Stock Purchase and Sale Agreement, dated as of August 13, 1999, by and among Technology Solutions Company, eLoyalty Corporation, TCV III
                              (GP), TCV III, L.P., TCV III (Q), L.P., TCV III Strategic Partners, L.P. and the other persons listed on the signature pages thereto (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on Form S-1 of eLoyalty Corporation (Registration No. 333-94293)).

               Exhibit 3 Common Stock Purchase Agreement, dated as of May 26, 2000, by and among eLoyalty Corporation, TCV IV, L.P., TCV IV Strategic Partners, L.P., TCV III
                              (GP), TCV III, L.P., TCV III (Q), L.P., TCV III Strategic Partners, L.P. and the other persons listed on the signature pages thereto (incorporated herein by reference to Exhibit 10.1 to the Report on Form 10-Q of eLoyalty Corporation for the quarter ended June 30, 2000).

               Exhibit 4 Share Purchase Agreement, dated as of September 24, 2001, by and among eLoyalty Corporation, TCV IV, L.P., TCV IV Strategic Partners, L.P., TCV III
                              (GP), TCV III L.P., TCV III (Q), L.P., TCV III Strategic Partners, L.P. and the other persons listed on the signature pages thereto (incorporated herein by reference to Exhibit 10.1 to the Report on Form 8-K of eLoyalty Corporation dated September 25, 2001).


               Exhibit 5 Certificate of Designations of Series B Convertible Preferred Stock (incorporated herein by reference to Exhibit 4.1 to the Report on Form 8-K of eLoyalty Corporation dated September 25,
                              2001).

               Exhibit 6 Form of Amended and Restated Investor Rights Agreement, dated as of December 19, 2001, by and among eLoyalty Corporation, TCV IV, L.P., TCV IV Strategic Partners, L.P., TCV III (GP), TCV III, L.P., TCV III (Q), L.P., TCV III Strategic Partners, L.P. and the other persons listed on the signature pages thereto (incorporated herein by reference to Exhibit 10.2 to the Report on Form 8-K of eLoyalty Corporation dated September 25,
                              2001).

               Exhibit 7 Amendment to Rights Agreement, dated as of September 24, 2001, between eLoyalty Corporation and Mellon Investor Services LLC (incorporated herein by reference to Exhibit 4.2 to the Report on Form 8-K of eLoyalty Corporation dated September 25, 2001).

               Exhibit 8 Statement Appointing Designated Filer and Authorized Signatories dated February 22, 2000 (incorporated herein by reference to Exhibit F to the Schedule 13G relating to the common stock of eLoyalty Corporation filed on June 5, 2000).

               Exhibit 9 Statement Appointing Designated Filer and Authorized Signatories dated June 1, 2000 (incorporated herein by reference to Exhibit C to the Schedule 13G relating to the common stock of eLoyalty Corporation filed on December 5, 2001).


                              Page 16 of 16 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 28, 2001

                              TCV IV, L.P.

                              By:  Technology Crossover Management IV,
                              L.L.C.
                              Its: General Partner

                              By: /s/ Carla S. Newell
                                  ----------------------------------------------
                              Name: Carla S. Newell
                              Its: Attorney in Fact

                              TCV IV STRATEGIC PARTNERS, L.P.

                              By:  Technology Crossover Management IV, L.L.C.
                              Its: General Partner

                              By: /s/ Carla S. Newell
                                  ----------------------------------------------
                              Name: Carla S. Newell
                              Its: Attorney in Fact

                              TECHNOLOGY CROSSOVER

                              MANAGEMENT IV, L.L.C.

                              By: /s/ Carla S. Newell
                                  ----------------------------------------------
                              Name: Carla S. Newell
                              Its: Attorney in Fact

                              TCV III (GP)

                              By:  Technology Crossover Management III, L.L.C.
                              Its: General Partner

                              By:  /s/ Carla S. Newell
                                  ----------------------------------------------
                              Name: Carla S. Newell
                              Its: Attorney in Fact

                              TCV III, L.P.

                              By:  Technology Crossover Management III, L.L.C.
                              Its: General Partner

                              By: /s/ Carla S. Newell
                                  ----------------------------------------------
                              Name: Carla S. Newell
                              Its: Attorney in Fact

                              TCV III STRATEGIC PARTNERS, L.P.

                              By:  Technology Crossover Management III, L.L.C.
                              Its: General Partner

                              By: /s/ Carla S. Newell
                                  ----------------------------------------------
                              Name: Carla S. Newell
                              Its: Attorney in Fact

                              TCV III (Q), L.P.

                              By:  Technology Crossover Management III, L.L.C.
                              Its: General Partner

                              By: /s/ Carla S. Newell
                                  ----------------------------------------------
                              Name: Carla S. Newell
                              Its: Attorney in Fact

                              TECHNOLOGY CROSSOVER
                              MANAGEMENT III, L.L.C.

                              By: /s/ Carla S. Newell
                                  ----------------------------------------------
                              Name: Carla S. Newell
                              Its: Attorney in Fact

                              JAY C. HOAG

                              By: /s/ Carla S. Newell
                                  ----------------------------------------------
                              Name: Carla S. Newell
                              His: Authorized Signatory

                              RICHARD H. KIMBALL

                              By: /s/ Carla S. Newell
                                  ----------------------------------------------
                              Name: Carla S. Newell
                              His: Authorized Signatory

                                 EXHIBIT INDEX

              Exhibit 1 Joint Filing Agreement, dated as of December 28, 2001, by and among TCV IV, L.P., TCV IV Strategic Partners L.P., Technology Crossover Management IV, L.L.C., TCV III (GP), TCV III L.P., TCV III (Q), L.P., TCV III Strategic Partners, L.P., Technology Crossover Management III, L.L.C. Jay C. Hoag and Richard H. Kimball.

              Exhibit 2 Common Stock Purchase and Sale Agreement, dated as of August 13, 1999, by and among Technology Solutions Company, eLoyalty Corporation, TCV III
                             (GP), TCV III, L.P., TCV III (Q), L.P., TCV III Strategic Partners, L.P. and the other persons listed on the signature pages thereto
                             (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on Form S-1 of eLoyalty Corporation (Registration No. 333-94293)).

              Exhibit 3 Common Stock Purchase Agreement, dated as of May 26, 2000, by and among eLoyalty Corporation, TCV IV, L.P., TCV IV Strategic Partners, L.P., TCV III
                             (GP), TCV III, L.P., TCV III (Q), L.P., TCV III Strategic Partners, L.P. and the other persons listed on the signature pages thereto (incorporated herein by reference to Exhibit 10.1 to the Report on Form 10-Q of eLoyalty Corporation for the quarter ended June 30, 2000).

              Exhibit 4 Share Purchase Agreement, dated as of September 24, 2001, by and among eLoyalty Corporation, TCV IV, L.P., TCV IV Strategic Partners, L.P., TCV III
                             (GP), TCV III L.P., TCV III (Q), L.P., TCV III Strategic Partners, L.P. and the other persons listed on the signature pages thereto (incorporated herein by reference to Exhibit 10.1 to the Report on Form 8-K of eLoyalty Corporation dated September 25, 2001).

              Exhibit 5 Certificate of Designations of Series B Convertible Preferred Stock (incorporated herein by reference to Exhibit 4.1 to the Report on Form 8-K of eLoyalty Corporation dated September 25, 2001).


              Exhibit 6 Form of Amended and Restated Investor Rights Agreement, dated as of December 19, 2001, by and among eLoyalty Corporation, TCV IV, L.P., TCV IV Strategic Partners, L.P., TCV III (GP), TCV III, L.P., TCV III (Q), L.P., TCV III Strategic Partners, L.P. and the other persons listed on the signature pages thereto (incorporated herein by reference to Exhibit 10.2 to the Report on Form 8-K of eLoyalty Corporation dated September 25,
                             2001).

              Exhibit 7 Amendment to Rights Agreement, dated as of September 24, 2001, between eLoyalty Corporation and Mellon Investor Services LLC (incorporated herein by reference to Exhibit 4.2 to the Report on Form 8-K of eLoyalty Corporation dated September 25, 2001).


              Exhibit 8 Statement Appointing Designated Filer and Authorized Signatories dated February 22, 2000 (incorporated herein by reference to Exhibit F to the Schedule 13G relating to the common stock of eLoyalty Corporation filed on June 5, 2000).

              Exhibit 9 Statement Appointing Designated Filer and Authorized Signatories dated June 1, 2000 (incorporated herein by reference to Exhibit C to the Schedule 13G relating to the common stock of eLoyalty Corporation filed on December 5, 2001).